INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 2006

DECTRON INTERNATIONALE INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

JULY 31, 2006

TABLE OF CONTENTS

Interim Consolidated Balance Sheets	2 - 3

Interim Consolidated Statements of Earnings	4 - 5

Interim Consolidated Statements of Cash Flows	6 - 7

Interim Consolidated Statements of Stockholders' Equity	8

Notes to Interim Consolidated Financial Statements	9 - 13

The accompanying notes are an integral part of these consolidated financial statements.

DECTRON INTERNATIONALE INC.
Interim Consolidated Balance Sheets
As at July 31, 2006 and January 31, 2006

(Amounts Expressed in thousands of United States Dollars, unless specified)	Page 2

	July 31,	January 31,
	2006	2006

Assets

Current

Cash	$1,308	$1,519
Accounts receivable	13,877	11,718
Inventory	12,305	10,841
Prepaid expenses and sundry assets	779	552
Loans receivable	1,070	477

	29,339	25,107

Investment tax credits receivable	512	508

Loan receivable	166	1,290

Property, plant and equipment	6,716	7,144

Deferred charges	293	159

Intangibles	69	68

Goodwill	1,822	1,810

Deferred income taxes	363	363

	$39,280	$36,449

The accompanying notes are an integral part of these consolidated financial statements.

DECTRON INTERNATIONALE INC.
Interim Consolidated Balance Sheets (Continued)
As at July 31, 2006 and January 31, 2006

(Amounts Expressed in thousands of United States Dollars, unless specified)	Page 3

	July 31,	January 31,
	2006	2006

Liabilities

Current

Bank loans	$9,683	$12,634
Accounts payable and accrued expenses	9,363	7,508
Income taxes payable	599	391
Current portion of long-term debt	877	548
Deferred revenue	4	5

	20,526	21,086

Long-term debt	4,343	1,534

Deferred revenue	1,708	1,636

	26,577	24,256

Stockholders' equity

Capital stock (note 3)	7,093	7,041

Treasury stock	(89)	(89)

Contributed Surplus (note 3)	48	-

Accumulated other comprehensive income	3,389	3,307

Retained earnings	2,262	1,934

	12,703	12,193

	$39,280	$36,449

The accompanying notes are an integral part of these consolidated financial statements.

DECTRON INTERNATIONALE INC.
Interim Consolidated Statements of Earnings
For the Six Months Period Ended July 31, 2006 and 2005

(Amounts Expressed in thousands of United States Dollars, unless specified)	Page 4

	Six Months	Six Months
	Ended	Ended
	July 31, 2006	July 31, 2005

Sales	$27,103	$23,807

Cost of sales	19,868	18,245

Gross profit	7,235	5,563

Operating expenses

Selling	3,378	2,634
General and administrative	2,068	1,736
Depreciation and amortization	774	644
Interest expense	539	398

	6,759	5,412

Earning before income taxes and
discontinued operations	476	150

Income taxes	148	40

Earnings before discontinued operations	328	110

Loss from discontinued operations, net of tax	-	(777)
Gain on disposal of discontinued operations, net of
tax	-	126

Net earnings	$328	$(541)

Net earnings (loss) per common share, basic and diluted
(in US$)

Continuing operations	$0.10	$0.03
Discontinued operations	-	(0.24)
Disposal of discontinued operations	-	0.04

	$0.10	$(0.17)

Weighted average number of common shares
outstanding

Basic	3,155,000	3,155,000
Diluted	3,251,752	3,155,000

The accompanying notes are an integral part of these consolidated financial statements.

DECTRON INTERNATIONALE INC.
Interim Consolidated Statements of Earnings
For the Three Months Period Ended July 31, 2006 and 2005

(Amounts Expressed in thousands of United States Dollars, unless specified)	Page 5

	Three Months	Three Months
	Ended	Ended
	July 31, 2006	July 31, 2005

Sales	$13,285	$12,897

Cost of sales	9,852	10,330

Gross profit	3,433	2,567

Operating expenses

Selling	1,623	1,309
General and administrative	1,001	731
Depreciation and amortization	414	321
Interest expense	283	165

	3,321	2,526

Earning before income taxes and
discontinued operations	112	41

Income taxes	35	13

Earnings before discontinued operations	77	28

Loss from discontinued operations, net of tax	-	(678)
Gain on disposal of discontinued operations, net of
tax	-	62

Net earnings	$77	$(588)

Net earnings (loss) per common share, basic and diluted
(in US$)

Continuing operations	$0.02	$0.01
Discontinued operations	-	(0.22)
Disposal of discontinued operations	-	0.02

	$0.02	$(0.19)

Weighted average number of common shares
outstanding

Basic	3,155,000	3,155,000
Diluted	3,251,752	3,155,000

The accompanying notes are an integral part of these consolidated financial statements.

DECTRON INTERNATIONALE INC.
Interim Consolidated Statements of Cash Flows
For the Six Months Period Ended July 31, 2006 and 2005

(Amounts Expressed in thousands of United States Dollars, unless specified)	Page 6

	Six Months	Six Months
	Ended	Ended
	July 31, 2006	July 31, 2005
Operating activities

Net earnings from continuing operations	$328	$110

Adjustments to reconcile net earnings to net cash provided
by (used in) operating activities:
Depreciation and amortization	580	644
Increase in accounts receivable	(2,159)	(2,514)
Decrease (increase) in inventory	(1,464)	1,207
Increase in prepaid expenses and sundry assets	(227)	(46)
Decrease in deferred income taxes	-	(1)
Increase in accounts payable and accrued expenses	1,855	1,359
Increase in income taxes receivable	-	(164)
Increase in income taxes payable	208	-
Increase in deferred revenue	72	27
Increase in contributed surplus	48
Net cash provided by (used in) operating activities	(759)	623

Investing activities

Acquisition of property, plant and equipment	(107)	(155)
Increase in deferred charges	(132)	-

Net cash used in investing activities	(239)	(155)

Financing activities

Repayment of (advances to) loans receivable	531	(552)
Advances from (repayments of) bank loans	(2,951)	212
Advances from (repayments of) long-term debt	3,138	(2,626)
Repayments from share purchase plan receivable	52	-

Net cash provided by (used in) financing activities	770	(2,967)

Effect of foreign currency exchange rate on cash and
cash equivalents	17	(27)

Effect of discontinued operations	-	2,586

The accompanying notes are an integral part of these consolidated financial statements.

DECTRON INTERNATIONALE INC.
Interim Consolidated Statements of Cash Flows (continued)
For the Six Months Period Ended July 31, 2006 and 2005

(Amounts Expressed in thousands of United States Dollars, unless specified)	Page 7

	Six Months	Six Months
	Ended	Ended
	July 31, 2006	July 31, 2005

Net increase (decrease) in cash and cash equivalents	$(211)	$115

Cash and cash equivalents, beginning of year	1,518	1,075

Cash and cash equivalents, end of period	$1,308	$1,190

Supplemental disclosure of cash flow information:

Interest paid	$531	$399

Income taxes paid	$92	$281

The accompanying notes are an integral part of these consolidated financial statements.

DECTRON INTERNATIONALE INC.
Interim Consolidated Statements of Stockholders' Equity
For the Six Months Period Ended July 31, 2006

(Amounts Expressed in thousands of United States Dollars, unless specified)	Page 8

			Cumulative	Other
			Retained	Comprehensive	Treasury	Contributed
	Number	Amount	Earnings	Income	Stock	Surplus

Balance, January 31,
2005	3,155,000	$6,873	$2,228	$2,304	$(89)	$-

Share purchase plan
receivable	-	$168	$-	$-	$-	$-
Issuance of shares	-	-	-	-	-	-
Foreign currency
translation	-	-	-	1,003	-	-
Net loss for the year	-	-	(294)	-	-	-

Balance, January 31,
2006	3,155,000	$7,041	$1,934	$3,307	$(89)	$-

Stock-based
compensation	-	$-	$-	$-	$-	$48
Share purchase plan
receivable	-	52	-	-	-	-
Issuance of shares	-	-	-	-	-	-
Foreign currency
translation	-	-	-	82	-	-
Net earnings for the
period	-	-	328	-	-	-

Balance, July 31, 2006	3,155,000	$7,093	$2,262	$3,389	$(89)	$48

The accompanying notes are an integral part of these consolidated financial statements.

DECTRON INTERNATIONALE INC.
Notes to Interim Consolidated Financial Statements
July 31, 2006 and January 31, 2006

(Amounts Expressed in thousands of United States Dollars, unless specified)	Page 9

1.    Notice of No Auditor Review of the Interim Consolidated Financial Statements

The interim consolidated financial statements are the responsibility of the Company's management and have been approved by its Board of Directors. The Company's independent auditor has not performed a review of these Interim financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

2.    Significant Accounting Policies

These unaudited interim consolidated financial statements have been prepared in accordance with United State generally accepted accounting principles, using the same accounting principles as those mentioned in Note 1 to the consolidated financial statements for the year ended January 31, 2006. The unaudited interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto for the year ended January 31, 2006. These consolidated financial statements require management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and the notes thereto. Actual results could differ from these estimates.

Basis of Consolidated Financial Statements Presentation

These consolidated financial statements include the accounts of Dectron Internationale Inc., Dectron Inc. Consolidated, Circul-aire Group and International Water Makers Inc.

Dectron Inc. Consolidated is comprised of Dectron Inc. and of its wholly-owned subsidiaries, Refplus Inc., Thermoplus Air Inc., Dectron U.S.A. Inc. and Liberty Drive Property, Inc. (formely Ipac 2000 Inc).

Circul-aire Group is comprised of Cascade Technologies Inc., and of its wholly-owned subsidiaries, Purafil Canada Inc. and Circul-aire Inc. and its wholly-owned subsidiary Tranzmetal Inc.

All inter-company profits, transactions and account balances have been eliminated.

Foreign Currency Translation

The company maintains its books and records in Canadian dollars. The operation of the company's subsidiary in the United States is an integrated corporation. As a result, monetary assets and liabilities in foreign currency are translated into Canadian dollars at exchange rates in effect at the balance sheet date, whereas non-monetary assets and liabilities are translated at the average exchange rates in effect at transaction dates. Income and expenses in foreign currency are translated at the average rate effective during the year with the exception of depreciation and amortization, which is translated at the historical rate. Gains and losses resulting from the translation of foreign currency transactions are included in earnings.

The translation of the financial statements from Canadian dollars into United States dollars is performed for the convenience of the reader. Balance sheet accounts are translated using closing exchange rates in effect at the balance sheet date and income and expense accounts are translated using an average exchange rate prevailing during each reporting period. No representation is made that the Canadian dollar amounts could have been, or could be, converted into United States dollars at the rates on the respective dates and or at any other certain rates. Adjustments resulting from the translation are included in the accumulated other comprehensive income in stockholder's equity.

DECTRON INTERNATIONALE INC.
Notes to Interim Consolidated Financial Statements
July 31, 2006 and January 31, 2006

(Amounts Expressed in thousands of United States Dollars, unless specified)	Page 10

2.    Significant Accounting Policies (continued)

Effect of recent accounting pronouncements

a)    On February 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment," ("SFAS 123(R)") which requires the measurement and recognition of compensation expense for all share-based payments to employees and directors including employee stock options and stock purchases related to the Company's employee stock option and award plans based on estimated fair values. SFAS 123(R) supersedes the Company's previous accounting under Accounting Principles Board Option No. 25, "Accounting for Stock Issued to employees" ("APB25") for periods beginning in fiscal 2006. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 ("SAB 107") relating to SFAS 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS 123(R).

The Company adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of February 1, 2006, the first day of the Company's fiscal year 2007. The Company's financial statements as of and for the Six Months period ended July 31, 2006 reflect the impact of SFAS 123(R) of $48,059. In accordance with the modified prospective transition method, the Company's financial statements for the prior year have not been restated to reflect, and do not include, the impact of SFAS 123(R).

b)    In November 2004, the FASB issued SFAS 151, "Inventory Costs - an amendment of ARB No.43, Chapter 4," which requires companies to expense abnormal freight, handling costs, or spoilage in the period incurred and to allocate fixed overhead based on normal capacity, with adjustment if production is abnormally high. This standard became effective for the Company on August 1, 2005, with early adoption permitted. The Company currently accounts for abnormal freight, handling costs, and spoilage consistent with the standard. There was no material impact on the results of the Company.

c)    In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections," a replacement of Accounting Principles Board Opinion No. 20, "Accounting Changes," and SFAS No. 3, "Reporting Accounting Changes in Interim Financial statements" ("SFAS No. 154"). SFAS No. 154 changes the requirements for, the accounting for, and reporting of, a change in accounting principle. Previously voluntary changes in accounting principles were generally required to be recognized by way of a cumulative effect adjustment within net income during the period of the change. SFAS No. 154 requires retrospective application to prior periods' financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005; however, the statement does not change the transition provisions of any existing accounting pronouncements. The adoption of this statement is not expected to have a material effect on the company's financial position or results of operations.

DECTRON INTERNATIONALE INC.
Notes to Interim Consolidated Financial Statements
July 31, 2006 and January 31, 2006

(Amounts Expressed in thousands of United States Dollars, unless specified)	Page 11

3.    Capital stock

Authorized

An unlimited number of preferred shares, cumulative, voting, no par value

An unlimited number of common shares, voting, no par value

Issued

	July 31,	January 31,
	2006	2006

3,155,000 Common shares (2005: 3,155,000)	$7,093	$7,041

During the fiscal year ended January 31, 2006, no employees have exercised their options under the 2001 Stock Option Plan.

Employee stock option plans

In 2001, the Company also adopted the 2001 Stock Option Plan (the "2001 Plan") pursuant to which 500,000 shares of Common stock are reserved for issuance, 141,000 options are currently issued and outstanding.

On January 4, 2002, the Board granted options under the 2001 Plan to certain members of the Board and certain employees. Subject to certain limitations, the options granted are exercisable one year after issuance. Subsequent to the one-year anniversary date of the grant, the option holders may exercise the option up to 25% per year of the total options granted for the following four years. Each of the options was fully exercisable on January 4, 2006 and expire on January 4, 2011. The exercise price of the option is $4.20 U.S.

On June 9, 2006, the Board granted options under the 2001 Plan to certain members of the Board and certain employees. The exercise price of the option is $4.90. Compensation expense related to the stock option grants for the period ending July 31, 2006 is $48,059, the total amount was recorded under contributed surplus.

The Plans are administered by the Board of Directors, who will determine, among other things, those individuals who shall receive options, the time period during which the options may be partially or fully exercised, the number of shares of Common Stock issuable upon the exercise of the options and the option exercise price.

The 2001 Plan is effective for a period of ten years expiring in 2011. Options may be granted to officers, directors, consultants, key employees, advisors and similar parties who provide the company with their skills and expertise. Options granted under the 2001 Plan are exercisable for up to ten years, and shall be at an exercise price as determined by the Board. Options are non-transferable except by the laws of descent and distribution or a change in control of Dectron, as defined in the Plans, and are exercisable only by the participant during his or her lifetime.

Change in control include (i) the sale of substantially all of the assets of Dectron and merger or consolidation with another company, or (ii) a majority of the Board changes other than by election by the stockholders pursuant to Board solicitation or by vacancies filled by the Board caused by death or resignation of such person.

If a participant ceases affiliation with Dectron by reason of death, permanent disability or retirement at or after age 70, the option remains exercisable for one year from such occurrence but not beyond the option's expiration date. Other types of termination allow the participant Six Months to exercise, except for termination for cause, which results in immediate termination of the option.

DECTRON INTERNATIONALE INC.
Notes to Interim Consolidated Financial Statements
July 31, 2006 and January 31, 2006

(Amounts Expressed in thousands of United States Dollars, unless specified)	Page 12

3.    Capital stock (continued)

Employee stock option plans (continued)

Option under the 2001 Plan must be issued within ten years from the effective date.

Any unexercised options that expire or that terminate upon an employee's ceasing to be employed by the company become available again for issuance under the Plans.

The Plans may be terminated or amended at any time by the Board of Directors, except that the number of shares of Common Stock reserved for issuance upon the exercise of options granted under the Plans may not be increased without consent of the stockholders.

A summary of the status of the company's stock option plans are as follows:

	July 31, 2006		January 31, 2006
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number	Exercise
	Options	Price	of Options	Price
Outstanding, beginning of year	108,500	$4.20	108,500	$4.20
Granted	32,500	$4.90	-	-
Exercised	-	-	-	-
Cancelled	-	-	-	-

Outstanding, end of year	141,000	$4.36	108,500	$4.20
Options, exercisable, end of year	141,000		108,500

The following table summarizes information about fixed stock options outstanding:

July 31, 2006
Options Outstanding	Options Exercisable
		Weighted Average	Weighted		Weighted
		Remaining Years of	Average		Average
	Number of	Contractual	Exercise	Number of	Exercise
Exercise price	Options	Life	Price	Options	Price

$ 4.20	108,500	4.9	$ 4.20	108,500	$ 4.20
$ 4.90	32,500	4.9	$ 4.90	32,500	$ 4.90

	141,000	4.9	$ 4.36	141,000	$ 4.36

DECTRON INTERNATIONALE INC.
Notes to Interim Consolidated Financial Statements
July 31, 2006 and January 31, 2006

(Amounts Expressed in thousands of United States Dollars, unless specified)	Page 13

3.    Capital stock (continued)

Employee stock option plans (continued)

Share purchase plan receivable

The SEC staff Accounting Bulletins require that accounts or notes receivable arising from transactions involving capital stock should be presented as deductions from shareholders' equity and not as assets. Accordingly, in order to comply with U.S. GAAP, stockholders' equity increased by $52 at July 31, 2006, to reflect the loans due from certain employees and officers, which relate to the purchase of common shares of the company.

4.    Segmented Information

		July 31,	January 31,
		2006	2006
a)	The breakdown of sales by geographic area is as follows:

	Canada	$13,582	$24,450
	United States of America	10,340	20,463
	International	3,181	2,453
		$27,103	$47,366

b)	The breakdown of earnings (losses) by geographic area is as
	follows:

	Canada	$164	$(152)
	United States of America	125	(127)
	International	38	(15)
		$328	$(294)

c)	The breakdown of identifiable assets by geographic area are as
	follows :

	Canada	$38,452	$35,537
	United States of America	828	912
		$39,280	$36,449